SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549
                     ___________________

                         SCHEDULE 13D



          Under the Securities Exchange Act of 1934

                     (Amendment No. 2)1

                    Pure Cycle Corporation
____________________________________________________________
                       (Name of issuer)

             Common Stock, Par Value 1/3 of $.01
____________________________________________________________
                (Title of class of securities)

                         746228 10 5
____________________________________________________________
                        (CUSIP number)

             Thomas P. Clark, 5650 York Street,
        Commerce City, Colorado 80022, (303) 467-9225
____________________________________________________________
         (Name, address and telephone number of person authorized to receive notices and communications)

                      January 14, 1997
____________________________________________________________
    (Date of event which requires filing of this statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                 Note.    Six   copies  of  this  statement,
including all exhibits, should be filed with the Commission.
See Rule 13d-1(a) for other parties to whom copies are to be sent.

_______________

                1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Thomas P. Clark

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) ___
                                                         (b)  X
                                                             ---
3    SEC USE ONLY


4    SOURCE OF FUNDS*

     Not applicable

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
     REQUIRED  PURSUANT TO ITEMS 2(d) or 2(e)

     Not applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America


NUMBER OF           7    SOLE VOTING POWER
SHARES                   27,264,854
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 0
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                27,264,854
PERSON WITH         10   SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
      PERSON

      27,264,584

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN   SHARES*

      Not applicable

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.8%

14  TYPE OF REPORTING PERSON*

     IN

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Item 1.   Security and Issuer.

                This Schedule 13D is filed with respect to shares of Common Stock, 1/3 of $.01 par value ("Common Stock"), of Pure Cycle Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5650 York Street, Commerce City, Colorado 80022.

Item 2.   Identity and Background.

               (a), (b) and (c). This Schedule 13D is being filed by Thomas P. Clark ("Clark"), whose business address is 5650 York Street, Commerce City, Colorado 80022. The principal occupation of Clark is his employment as President of the Company. The address of the Company's executive offices is set forth in Item 1 above.

                (d) and (e).  Clark has not, during the last
five years, been (i) convicted in a criminal proceeding excluding traffic violations or similar misdemeanors) or
(ii)  a  party to a civil proceeding of a judicial        or
administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)  Clark is a citizen of the United States
of America.

Item 3.   Source and Amount of Funds or Other Consideration.

               Not applicable.

Item 4.   Purpose of Transaction.

                Except  as  described below,  Clark  has  no
present plans or proposals that relate to or would result in any transaction of the kind described in paragraphs (a) through (j) of Item 4. In the future, however, Clark reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

                Pursuant  to an Amended and Restated  Voting
Agreement dated August 12, 1992, a copy of which was filed previously as Exhibit A to Amendment No. 1 (the "1992 Voting Agreement"), Clark has agreed along with other parties to vote his shares of the Company's Common Stock in favor of electing a representative designated by The Environmental Private Equity Fund II, L.P., a Delaware limited Partnership ("EP Fund"), to the Company's Board of Directors. EP Fund
owns 2,600,000 shares of Common Stock of the Company, 600,000 shares of Series A Preferred Stock of the Company which are convertible into 2,400,000 shares of Common Stock, and warrants to acquire an additional 72,541 shares of Common Stock. Companies affiliated with EP Fund who are parties to the 1992 Voting Agreement (the "EP Fund Entities") own an additional 9,800,000 shares of Common Stock, 408,000 shares of Series A Preferred Stock which are convertible into 1,632,000 shares of Common Stock, and warrants to acquire an additional 915,271 shares of Common Stock. Assuming the exercise of all warrants by the EP Fund Entities, but no exercise of warrants and options held by any other persons, the EP Fund Entities own approximately 29.3% of the Company's Common Stock. George
M. Middlenas currently serves on the Board and was elected as the EP Fund representative.

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

               Pursuant to a Voting Agreement dated December
11, 1990, a copy of which was filed previously as Exhibit B to Amendment No. 1 (the "1990 Voting Agreement"), Clark has agreed along with other parties to vote his shares of the Company's Common Stock in favor of electing a representative designated by Inco Securities Corporation, a Delaware corporation ("Inco"), to the Company's Board of Directors. Inco owns warrants to acquire 4,700,000 shares of Common Stock. Assuming the exercise of all warrants held by Inco which are currently exercisable and no exercise of warrants and options held by any other persons, Inco owns approximately 5.7% of the Company's Common Stock. Richard
L. Guido currently serves on the Board and was elected as the Inco representative.

Item 5.   Interest in Securities of the Issuer.

                (a)   Clark owns 27,264,854 shares of Common
Stock  which  is 34.8% of the outstanding and issued  Common
Stock of the Company.

                Although Clark is a party to certain  voting
agreements more specifically described in Item 4, Clark disclaims beneficial ownership of all shares of Common Stock owned by the other parties to those agreements and disclaims the existence of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

                (b)   Clark  has sole power  to  dispose  of
27,264,854 shares of Common Stock subject to the 1990 Voting Agreement which currently requires Clark to obtain Inco's consent because he and the other parties to that agreement currently own less than 50% of the outstanding stock and subject to the 1992 voting Agreement which requires Clark to obtain consent for dispositions unless the transferee agrees to be bound by the 1992 Voting Agreement or the disposition is pursuant to an agreement in effect on August 12, 1992. Subject to the terms and conditions of the 1992 Voting Agreement and the 1990 Voting Agreement, Clark has the sole power to vote 27,264,854 shares of Common Stock.

                (c)   On January 14, 1997, Clark transferred
1,000,000 shares of Common Stock to each of Alan C. Stormo ("Stormo") and D.W. Pettyjohn ("Pettyjohn"). The purpose of the reported disposition was to fulfill a contractual obligation to sell 1,000,000 shares of Common Stock to each of Stormo and Pettyjohn in exchange for their contract right to receive proceeds from the Company's Rangeview Metropolitan District water rights project ("Rangeview
Project") in the event their investment in the Rangeview Project did not generate a profit within a certain period of time. These call options "Options") were previously reported by Clark at Item 6 of his Schedule 13D, Amendment No. 1

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

  ("Amendment No. 1"), and the Option agreement was filed as
Exhibit D thereto.  The Options vested           pursuant to
their terms on July 29, 1996, and were exercised in October 1996, resulting in the transfer by Clark on January 14, 1997 of 1,000,000 shares of Common Stock to each of Stormo and Pettyjohn. In exchange for the transferred shares, Clark received Stormo's and Pettyjohn's rights to receive up to $400,000 of proceeds from the Company's Rangeview Project.

               (d)  None.

               (e)  Not applicable.

Item   6.     Contracts,  Arrangements,  Understandings   or
Relationships with Respect to                     Securities
of the Issuer.

                See Item 5(b) above for a description of the 1992 Voting Agreement and the 1990 Voting Agreement.


               Clark has pledged the following shares to the following entity as security for loans to the Company.

               LCH, Inc. 20,000,000

      A default by the Company of the terms of such loan could result in a loss of those shares.

                Clark sold the following shares to the following persons and has the right to reacquire such shares in the event such persons are paid a specified amount by the Company as a result of their investments in the Company's Rangeview Project:

                                                              Amount to be
                                                               Paid from
Potential Transferor                Shares                  Rangeview Project
--------------------                ------                  -----------------

Beverly A. Beardslee             500,000 shares                 $100,000
Bradley K. Beardslee             250,000 shares                 $ 50,000
Robert D. Beardslee              250,000 shares                 $ 50,000

Item 7.   Material to be Filed as Exhibits.

               Exhibit A   Option Agreement dated September 24, 1992 among
                           Clark, D.W. Pettyjohn and Alan C. Stormo. [1]

               Exhibit B   Stock Purchase Agreement dated September 30, 1992
                           between Clark and Beverly A. Beardslee. [1]

               Exhibit C   Stock Purchase Agreement dated September 30, 1992
                           among Clark, Bradley K. Beardslee. [1]

               Exhibit D   Secured Promissory Note issued by the Company to
                           LCH,Inc. [1]
________________

[1]   Filed as an exhibit to and incorporated herein by
reference from the Reporting Person's report on ScheduleE13D, Amendment No.E1, filed with the Securities and Exchange Commission in NovemberE1992

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SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information as set forth in this Amendment No. 2 istrue, complete and correct.

                                /S/ Thomas P. Clark
                                ______________________
                                    Thomas P. Clark

Dated:  January 27, 1997

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